SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)


For immediate release 27 April 2005

Acquisition of Memec by Avnet Inc.


SVG Capital plc has been advised by Permira and SV Investment Partners of the following announcement:

"Avnet Inc (NYSE: AVT) ("Avnet")and Memec Group Holdings Limited ("Memec") announced today that they have reached a definitive agreement for Avnet to acquire Memec in a stock and cash transaction valued at approximately $676 million, including the assumption of approximately $194 million of Memec's net debt. Under the terms of the agreement, Memec investors will receive a total of approximately 24.011 million shares of Avnet common stock plus approximately $64 million of cash. The transaction is expected to generate annual synergies of approximately $130 million from cost savings (including $10 million from reduced interest expense) and is expected to be immediately accretive to earnings (excluding integration charges). The closing of the transaction, which is subject to customary regulatory approvals, is anticipated in 60 to 90 days."

Closing of the acquisition is subject to anti-trust clearances. Funds advised by Permira and SV Investment Partners will be subject to a six month lock-up period in relation to their holding in Avnet, Inc.

Following this acquisition, SVG Capital expects to receive up to GBP4.7 million in cash proceeds, with its remaining holding in Avnet (prior to the application of any discount) valued at GBP36.2 million (based on a closing price of Avnet shares on 26 April 2005 of $17.21).

At 31 December 2004, SVG Capital's holding in Memec was valued at GBP29.7 million.

For further information, please contact:
                                                                  020 7010 8900
SVG Capital plc
Alice Todhunter


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 27 April 2005


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries